UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Registrant’s name)

X-702, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Termination and Release Agreement

As previously reported on the Form 6-K on April 25, 2025, ReTo Eco-Solutions, Inc., a British Virgin Islands business company (“ReTo” or “Buyer”), MeinMalzeBier Holdings Limited, a British Virgin Islands business company (the “Company”), Lap Cheong Chan (“Mr. Chan” and, solely in his capacity as the representative of the Sellers, the “Sellers’ Representative”) and Terence Kwong Lung Wong (“Mr. Wong” and, together with Mr. Chan, the “Sellers”) entered into a share exchange agreement (the “Share Exchange Agreement”), pursuant to which the Sellers sold, transferred, conveyed, assigned and delivered to Buyer, and Buyer purchased, acquired and accepted from the Sellers, an aggregate of 5,100 ordinary shares, par value $1.00 per share, of the Company (the “Purchased Shares”), representing 51% of the issued and outstanding equity interests of the Company. The closing of the acquisition of the Purchased Shares occurred on April 25, 2025.

Pursuant to the Share Exchange Agreement, Buyer paid to the Sellers cash consideration in the aggregate amount of $3,978,000 and issued 4,680,000 Class A shares, par value $1.00 per share, of Buyer (the “Exchange Shares”). All of the Exchange Shares were deposited with VStock Transfer, LLC, as escrow agent (the “Escrow Agent”), pursuant to the escrow agreement entered into in connection with the Share Exchange Agreement (the “Escrow Agreement”).

General Description of the Termination and Release Agreement

On June 2, 2026, Buyer entered into a Termination and Release Agreement (the “Termination and Release Agreement”), by and among (i) Buyer, (ii) the Company, (iii) the Sellers’ Representative, (iv) Sellers, (v) Beijing ReTo Hengda Technology Co., Ltd., a company incorporated under the laws of the People’s Republic of China and wholly-owned subsidiary of Buyer (“ReTo Technology”), (vi) Shenzhen Melody Catering Management Co., Ltd., a company incorporated under the laws of the People’s Republic of China (“Melody”), and (vii) Dirong Century Big Data Technology Co., Ltd., a company incorporated under the laws of the People’s Republic of China (“Dirong”).

Pursuant to the Termination and Release Agreement, the parties agreed to terminate the Share Exchange Agreement and that certain Management Services Agreement, dated as of April 25, 2025 (the “Management Services Agreement”), by and among Buyer, ReTo Technology, Melody and Dirong, unwind the transactions contemplated by the Share Exchange Agreement, provide for the return of the Purchased Shares to the Sellers, provide for the release and cancellation of the Exchange Shares and related Escrow Property, provide for the payment by the Sellers to Buyer of an aggregate amount equal to $300,000, and provide for the mutual releases and other agreements set forth therein.

Effectiveness; Termination of Share Exchange Agreement and Management Services Agreement

The Termination and Release Agreement provides that, effective upon (a) the execution and delivery of the Termination and Release Agreement by all parties thereto, (b) Buyer’s receipt of the $300,000 Termination Payment (as defined below) in immediately available funds and (c) delivery by Buyer and the Sellers’ Representative of joint written instructions to the Escrow Agent pursuant to the Termination and Release Agreement (the time at which all such conditions have been satisfied, the “Effective Time”), the Share Exchange Agreement and the Management Service Agreement will be terminated in its entirety and will be of no further force or effect, except for any provisions that are expressly incorporated in the Termination and Release Agreement or are necessary to give effect to the Termination and Release Agreement.

Return of Purchased Shares

Following the Effective Time, Buyer will transfer the Purchased Shares back to the Sellers, free and clear of liens created by Buyer, in the same proportions in which the Sellers originally sold such shares to Buyer, unless otherwise directed by the Sellers’ Representative. The parties will cooperate to execute all documents reasonably necessary to effect the transfer.

Escrow Property; Exchange Shares

Pursuant to the Termination and Release Agreement, the Sellers waived and surrendered all rights to the Exchange Shares, the Escrow Earnout Shares, any earnings thereon, and any other securities or property issuable or payable under the Share Exchange Agreement or the Escrow Agreement. As a condition to the effectiveness of the Termination and Release Agreement, Buyer and the Sellers’ Representative will deliver joint written instructions to the Escrow Agent to release the Escrow Property to Buyer for cancellation.

Termination Payment

The Sellers agreed, jointly and severally, to pay to Buyer an aggregate amount equal to Three Hundred Thousand U.S. Dollars ($300,000) (the “Termination Payment”) by wire transfer of immediately available funds to an account designated in writing by Buyer prior to or on the date of the Termination and Release Agreement.

Mutual Release; Covenant Not to Sue

The Termination and Release Agreement contains a customary mutual release by each party, on behalf of itself and its related parties, in favor of the other parties and their respective related parties, from claims relating to the Share Exchange Agreement, the Management Services Agreement, the transactions contemplated thereunder, and the ownership, transfer, escrow, vesting, forfeiture, surrender or cancellation of the Purchased Shares, Exchange Shares, Escrow Earnout Shares, Escrow Property or other related securities. The release does not apply to obligations arising under the Termination and Release Agreement, including the Sellers’ obligation to pay the Termination Payment. Each party also agreed, on behalf of itself and its related parties, to a covenant not to sue with respect to the released matters.

This section describes the material provisions of the Termination and Release Agreement but does not purport to describe all of the terms thereof. The above summary is qualified in its entirety by reference to the complete text of the Termination and Release Agreement, a copy of which is attached hereto as Exhibit 10.1. Unless otherwise defined herein, capitalized terms used below are defined in the Termination and Release Agreement.

INCORPORATION BY REFERENCE

This Form 6-K and the exhibits thereto, including any amendment and report filed for the purpose of updating such document, shall be deemed to be incorporated by reference into each of (i) the registration statement on Form F-3, as amended (File No. 333-282314), (ii) the registration statement on Form S-8, as amended (File No. 333-270355), (iii) the registration statement on Form S-8 (File No. 333-280119) and (iv) the registration statement on Form S-8 (File No. 333-293215), of the Company and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description
10.1	Termination and Release Agreement, dated June 2, 2026, by and among ReTo Eco-Solutions, Inc., MeinMalzeBier Holdings Limited, Lap Cheong Chan, Terence Kwong Lung Wong, Beijing ReTo Hengda Technology Co., Ltd., Shenzhen Melody Catering Management Co., Ltd. and Dirong Century Big Data Technology Co., Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RETO ECO-SOLUTIONS, INC.

Dated: June 2, 2026	By:	/s/ Johnny Tiong Sie Wei
Johnny Tiong Sie Wei
Chief Executive Officer

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